EXHIBIT 99.1

News Release Dated October 6, 2009

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Inc. publishes Earnings and Operating Summary Information

Calgary, Alberta (October 6, 2009) — Suncor Energy Inc. has published, for information purposes only, a proforma unaudited Earnings and Operating Summary for the three months ended June 30, 2009.  The proforma has been prepared in a manner consistent with the unaudited Proforma Consolidated Financial Statements included in the Business Acquisition Report concerning the arrangement of Suncor and Petro-Canada.

To access the presentation, please visit: www.suncor.com/webcasts .

A teleconference will be held on Wednesday, October 7, 2009 at 7:30 a.m. MT / 9:30 a.m. ET to discuss the pro forma presentation. John Rogers, vice president, investor relations, will host the call with a question and answer period to follow.

To participate in the teleconference:

•                  if calling from North America:  1-800-732-1073

•                  if calling from outside of North America:  +1-416-644-3425

An archive of the conference call will be available until October 21, 2009.

To access the archive:

•                  from North America:  1-877-289-8525 (pass code 4169411 followed by the pound sign)

•                  from outside North America:   +1-416-640-1917 (pass code 4169411 followed by the pound sign)

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

For more information:

Media inquiries:  Sneh Seetal 403-296-6034

Investor inquiries:  Helen Chan 403-693-2048

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com